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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

  —
  Xantic agrees to sale of Inmarsat, dated December 2, 2003.

Press Release
Date
December 2, 2003
Number
Xantic agrees to sale of Inmarsat	067pe

        On December 1, the shareholders of the international satellite company Inmarsat have accepted the offer by Grapeclose Limited (a company controlled by Apax Partners and Permira) for all the issued share capital of Inmarsat. Xantic (owned for 65% by KPN and for 35% by Telstra of Australia) owns 5,862,300 Inmarsat shares. Given the price of $15 per share, Xantic will receive approximately $88 million in proceeds.

        The offer was structured via a Scheme of Arrangement under Section 425 of the Companies Act 1985 and Court approval will be sought on 16th December. The Scheme is expected to become effective on Wednesday 17th December 2003. Xantic will receive the proceeds around the end of the year. The proceeds will for the largest part be used by Xantic to redeem shareholder loans from KPN and Telstra.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: December 5, 2003	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

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Xantic agrees to sale of Inmarsat
SIGNATURES